UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                          For the month of April, 2004

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F |X|     Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

      Yes |_|           No |X|

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes |_|           No |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|           No |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1. Press release dated April 16, 2004 announcing In Vivo Data demonstrating multi-lifetime differentiation with ART's proprietary time-domain fluorescence imaging system.

      2. Press release dated April 30, 2004 announcing positive clinical study results for ART's SoftScan breast cancer imaging system.

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ART ADVANCED RESEARCH TECHNOLOGIES INC.
                                   (Registrant)


                                   By: s/s Sebastien Gignac
                                       Name:  Sebastien Gignac
                                       Title: Vice President, Corporate Affairs,
                                              Secretary and General Counsel

Dated: May 3rd, 2004

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[LOGO] ART

News release
For immediate publication

             ART ANNOUNCES IN VIVO DATA DEMONSTRATING MULTI-LIFETIME
        DIFFERENTIATION WITH ART'S PROPRIETARY TIME-DOMAIN FLUORESCENCE
                                 IMAGING SYSTEM

Separating multi-lifetime signals with time-domain fluorescence imaging enables better three-dimensional localization of drugs and physiology.

Montreal, Canada, April 16, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leading developer of optical imaging technologies, is announcing today the results of in vivo research and development studies at the 2004 IEEE International Symposium on Biomedical Imaging which is being held in Arlington, Virginia, with ART's eXplore OptixTM time-domain small animal molecular imaging system. The studies were conducted at LAB Preclinical Research International Inc. in Laval, Canada, and at ART by both ART researchers and external investigators.

The results, being presented today by Dr. Frederic Lesage of ART, demonstrate the achievement of an explicit, local estimation of fluorescence and a separation of fluorescent signals of different lifetimes in the same scan. Using time domain small animal molecular imaging, target and endogenous fluorescence are distinguished, providing better three-dimensional localization.

ART presented results from additional studies at the Optical Society of America's Biomedical Topical Meetings in Miami, Florida. Dr. Pascal Gallant of ART presented results of studies highlighting the quantitative in vivo fluorescence capabilities of ART's eXplore OptixTM time-domain small animal molecular imaging system on April 14. Furthermore, Dr. Laura McIntosh of ART presented on April 15 important applications of time-domain optical imaging in physiology and drug discovery.

About ART Advanced Research Technologies, Inc.

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector.

ART has developed two devices based on this innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore Optix(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device designed to detect and characterize breast cancer lesions, and that is intended to be used for the analysis of breast cancer lesions and the monitoring of treatments.

ART's shares are listed on the TSX under the ticker symbol ARA.

Visit ART online at http://art.ca/en/home.html

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For Further Information, Please Contact:

ART Advanced Research Technologies, Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777

Renmark Financial Communications, Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

[LOGO] ART

News release
For immediate publication

        ART ANNOUNCES POSITIVE CLINICAL STUDY RESULTS FOR ART'S SOFTSCAN
                          BREAST CANCER IMAGING SYSTEM

Diagnostic specificity of up to 98% at sensitivity of 90% was achieved for within-subject, within-breast analysis of evaluable images of breast malignancies.

Montreal, Canada, April 30, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, today announced at BIOMEDEX 2004 positive clinical study results from product research and development with ART's SoftScan(R) breast imaging system. Those results confirm SoftScan's ability to discriminate between normal and malignant tissue.

Dr. David Fleiszer, Co-Director of the Cedars Breast Clinic of the McGill University Health Centre ("MUHC") and Principal Investigator of the study, commented: "These results further demonstrate that the SoftScan breast imaging system is promising in its ability to discriminate between malignant and benign breast lesions."

"These results show that our SoftScan time-domain optical breast imaging device has the potential to radically transform how breast cancer is diagnosed and treated - and ultimately to significantly reduce the level of anxiety, pain and loss women experience," stated Micheline Bouchard, President and CEO of ART.

Moreover, Dr. Joseph Kozikowski, Chief Medical Officer of ART, commented: "I expect SoftScan to improve the diagnosis and management of breast cancer, since, according to the U.S. National Cancer Institute, most abnormalities found with mammography turn out not to be cancer. Based on these results, we are confidently advancing SoftScan toward our goal of entering pivotal trials later this year."

The study was conducted at The Royal Victoria Hospital of the McGill University Health Centre in Montreal, Canada, by investigators from both The Royal Victoria Hospital and ART. The investigators concluded that the SoftScan imaging procedure is safe and well-tolerated. The prospective study enrolled, scanned, and followed through breast biopsy, as appropriate, 65 volunteers with either abnormal or normal mammograms. Study results demonstrated that numerous SoftScan breast imaging system design, calibration, and configuration evolutions all produced in vivo data and images of evaluable quality. Because of the high percentage (100%) of data and images obtained of evaluable quality, a diagnostic efficacy analysis was feasible and was performed. Preliminary efficacy analysis on the biopsy-positive (malignant) patient subgroup (N=7) demonstrated differences between malignant and normal tissue of mean absorption coefficient and perfusion-to-metabolism ratio parameters for all system wavelengths. Preliminary efficacy analysis (within-subject, within-breast) using receiver operating characteristic curve
(ROC) methods demonstrated that diagnostic specificity of up to 98% with diagnostic sensitivity at 90% was achieved. No adverse events and no skin changes were reported.

About MUHC Cedars Breast Clinic

The Cedars Breast Clinic is located at the Royal Victoria Hospital, part of the McGill University Health Centre. Staffed by a multi-disciplinary team of nurses, technologists, radiologists and breast surgeons, the Cedars Breast Clinic is also supported by a team of dedicated volunteers, many of whom are breast cancer survivors, available to accompany patients during and after the treatment phase. A patient resource library and education program have been created to increase public awareness of the importance of early diagnosis and to inform patients of treatment options. The Cedars Breast Clinic is ready to welcome as many as 15,000 patients per year who may undergo a mammogram, needle aspiration and biopsy, as well as breast ultrasound in a single visit. For more information about the MUHC, go to www.muhc.mcgill.ca.

About ART Advanced Research Technologies Inc.

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore OptixTM, a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore OptixTM is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer lesions. ART is commercializing its products in a global strategic alliance with GE Healthcare, the world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at http://art.ca/en/home.html

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For Further Information, Please Contact:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777